FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Documentation of the General Ordinary and Extraordinary Shareholders Meeting summoned for April 28, 2009	2

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, March 30, 2009

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Documentation of the General Ordinary and Extraordinary Shareholders Meeting summoned for April 28, 2009

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders Meeting that was summoned by the Board of Directors of the Company, in its meeting Nº 247 held on March 26, 2009.

We hereby attach:

a)	The Notice of Summons of the Shareholders Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders Meeting.

c)	The Minute of the Audit Committee with the opinion regarding the reasonability of the proposals of the Board of Directors to the Shareholders Meeting in respect to: i) designation of External Auditors for Fiscal Year 2009; ii) Remuneration to the Board of Directors for Fiscal Year 2008; and iii) Fees of the External Auditors for the Financial Statements of Fiscal Year 2008.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS GENERAL MEETING

The shareholders are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 28, 2009, at 10:00 a.m. on a first call and at 11:00 p.m. on a second call, at the corporate offices of Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following:

AGENDA

1)	Appoint two shareholders to approve and sign the Minutes of the Meeting.

2)

Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English language required by the U.S. Securities & Exchange Commission regulation for the 20 th fiscal year ended on December 31, 2008.

3)	Consideration of the net income of the fiscal year and the proposal of the Board of Directors to allocate the amount of $12,633,414.- (5% of the fiscal year net income after previous fiscal years adjustments and loss deduction) to the Legal Reserve and use the balance of the Accumulated Earnings as of December 31, 2008 ($ 240,034,873.-) to partially reconstitute the Legal Reserve which had been allocated to absorb the accumulated loss as of December 31, 2005 ($277,242,773.-).

4)	Review of the performance of the Board of Directors and the Supervisory Committee acting during the 20th fiscal year.

5)	Determination of the Board of Directors’ compensation (P$3,500,000,- allocated amount) for the fiscal year ended on December 31, 2008, which represent 1.44% of accountable earnings.

6)

Authorization of the Board of Directors to make advance payments of fees for up to P$4.000.000 payable to those directors acting during the 21st fiscal year, ad-referendum to the decision passed at the Shareholders’ Meeting reviewing the documents of such fiscal year.

7)

Determination of the fees payable to the Supervisory Committee acting during the 20th fiscal year. Authorization to make advances to the members of the Supervisory Committee who will act during the 21st fiscal year, contingent on the decision adopted at the Shareholders’ Meeting that will review the documents of such fiscal year.

8)	Determination of the number of regular and alternate directors for the 21st fiscal year and their election.

9)	Election of the regular and alternate members of the Supervisory Committee for the 21st fiscal year.

10)

Appointment of the independent auditors of the financial statements for the 21st fiscal year and determination of their compensation as well as that pertaining for those acting during fiscal ended December 31, 2008.

11)	Consideration of the budget to be assigned to the Audit Committee for fiscal year 2009.

12)	Review of the Merger Special Consolidated Balance Sheet of Cubecorp Argentina S.A. and Telecom Argentina S.A., prepared as of December 31, 2008 and the relevant report made by the Supervisory Committee.

13°)	Review of the Preliminary Merger Agreement executed by Cubecorp Argentina S.A. (as acquired company which will be dissolved without liquidation) and Telecom Argentina S.A. (as surviving company) and approved by Telecom’s Board of Directors on March 6, 2009.

14°)	Appoint the persons authorized to execute the Final Merger Agreement and the supplementary documents.

15°)	Appoint the persons responsible for the proceedings necessary for merger approval and registration.

THE BOARD OF DIRECTORS.

Note 1: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry share holding certificates issued for that purpose by Caja de Valores S.A., not later than three business days prior to the date set for the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 to 12 a.m. and from 3 to 5 p.m. Deadline to submit the share certificate is April 22, 2008, at 5 p.m.

Note 2: Items 1 to 11 of the Agenda will be considered according to the rules applicable to the ordinary shareholders’ meetings and items 12 through 15 will be dealt under the rules applicable to extraordinary meetings.

Note 3: The documents to be dealt with at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the issues to be considered, are available at the website of Telecom Argentina: www.telecom.com.ar. Notwithstanding the foregoing, hard copies of such documents may be obtained at the place and time stated in Note 1.

Note 4: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate at the Meeting, shareholders must supply the following information: name and surname or full corporate name; type and number of identity document (in the case of individuals) or registration details (in the case of legal entities), indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholder.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section II.9 of CNV Rules, to be able to cast a vote in divergent manner.

Note 6: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES TO

BE DISCUSSED AT THE SHAREHOLDERS’ MEETING.

The Board of Directors submits to the Shareholders the following proposals related to the business to be transacted at the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2009:

First item: The Board proposes the appointment of the two shareholders (or shareholders’ representatives) who registered the greatest number of shares to participate at the Meeting.

Second item: The Board proposes the approval of the documents of fiscal year ended on December 31, 2008 (Annual Report, Summary Information, Report under section 68 of the Listing Regulation of the Bolsa de Comercio de Buenos Aires, Financial Statements with all Schedules, Notes and Exhibits thereto, Report of Supervisory Committee, Annual Report submitted by the Audit Committee, and all other documents of the fiscal year, including documents in English language required by the Securities & Exchange Commission), as approved by the Board of Directors, the Supervisory Committee, and the Audit Committee, respectively.

Third item: the Board proposes to allocate the amount of $ 12,633,414.- (5% of the fiscal year net income after previous fiscal years adjustments and loss deduction) to the Legal Reserve and use the balance of the Accumulated Earnings as of December 31, 2008 ($240,034,873.-) to partially reconstitute the Legal Reserve which had been allocated to absorb the accumulated loss as of December 31, 2005 ($ 277,242,773.-). No capitalization of capital monetary adjustment is proposed as the current outstanding capital amount is deemed adequate.

Fourth item: The performance of the members of the Board of Directors and of the Supervisory Committee acting during the 20th fiscal is to be considered by the Shareholders’ Meeting.

Fifth item: An aggregate fee of P$ 3,500,000.- is proposed to be assigned to the Board of Directors acting during fiscal year 2008 (amount which represent 1.44% of accountable earnings), delegating to the Board of Directors the authority to distribute such amount as it may deem convenient.

Sixth item: It is proposed that the Meeting authorizes the Board of Directors to make advance payments up to an aggregate amount of P$4,000,000.- to those directors acting as directors during the 21st fiscal year, ad-referendum to the decision passed at the Shareholders’ Meeting reviewing the documents of such fiscal year. Additionally it is proposed that the Meeting authorizes the Board of Directors to increase such amount in the event of inflation.

Seventh item: An aggregate compensation of P$540,000.- is proposed to be distributed among the three members of the Supervisory Committee in equal portions acting during the 21st fiscal year. Furthermore, it is proposed to authorize the Board of Directors to make advance payments for up to the same amount to the members of the Supervisory Committee acting during the 21st fiscal year. The Board of Directors is authorized to increase such amount in the event of inflation.

Eighth and Ninth items: The Board of Directors abstains from submitting a proposal in respect of these items. In such regard, the Corporate Bylaws provide that the Shareholders’ Meeting should appoint no less than three and no more than nine directors to hold office for one fiscal year and the same or a lower number of alternate directors. Furthermore, the shareholders who propose candidates to serve on the Board of Directors and the Supervisory Committee are reminded of the requirement to inform to the Meeting if the candidates are “independent” or “non-independent”. The Board of Directors also reminds the shareholders that, to take part in the Audit Committee, at least three regular directors must be “independent” under Rule 10 A-3 of the Securities & Exchange Commission and at least two of them must be “independent” under the rules of the Comisión Nacional de Valores. Furthermore, one or more alternate directors qualifying as “independent directors” under both regulations must be provided for the eventual replacement of regular Audit Committee members.

Tenth item: The Board of Directors proposes that the accounting firm “Price Waterhouse&Co.”, which acted as Independent Auditors during fiscal year 2008, should be appointed for the same position for the fiscal year ending on December 31, 2009. If such proposal is approved Alejandro Frechou would act as regular certifying accountant and Carlos Néstor Martínez as alternate certifying accountant. It also proposes that the compensation of the Independent Auditors be fixed at the Meeting that reviews the documents of the fiscal year ending on December 31, 2009, and delegates to the Audit Committee the powers to determine the manner in which the service will be rendered and to make advance payments of fees. In respect of the compensation for financial statement audit services rendered by the Independent Auditors during fiscal year ended December 31, 2008, it is proposed that total compensation be set at P$3,136,500., amount without VAT, of which P$1,455,000. are assigned to the audit of the financial statements and P$1,681,500 for fees payable for audit services provided in connection with certification under Section 404 of the Sarbanes-Oxley Act.

Eleventh item: In accordance with the estimate made by the Audit Committee, the Board of Directors proposes that the budget for the operation of the Audit Committee during fiscal year ending December 31, 2009 be set in the amount of P$750,000.

Twelfth item: The Board of Directors proposes that the Shareholders’ Meeting approve the Consolidated Special Merger Financial Statements of Cubecorp Argentina S.A. and Telecom Argentina S.A. prepared as of December 31, 2008 and the relevant report of the Supervisory Committee which have been submitted by the Board of Directors and the Supervisory Committee, respectively.

Thirteenth item: It is proposed to approve the Preliminary Merger Agreement which was executed by Cubecorp Argentina S.A. (as acquired company which will be dissolved without liquidation) and Telecom Argentina S.A. (as surviving company) and approved by Telecom Board of Directors on March 6, 2009.

Fourteenth item: The Board of Directors proposes that the Shareholders’ Meeting authorize the regular directors appointed at the Meeting so that any of them indistinctly may execute the Final Merger Agreement with Cubecorp Argentina S.A. and any supplementary document.

Fifteenth item: It is proposed to appoint attorneys-in-fact Maria Delia Carrera Sala, Andrea Viviana Cerdan, Graciela Matilde Lazzati, Alejandra Lea Martinez, Solange Barthe, Pedro Gastón Insussarry and Marcelo Fabián Kozak so that any of them individually or indistinctly may take all the steps necessary for the approval and registration of the merger of Telecom Argentina S.A. and Cubecorp Argentina S.A.

Enrique Garrido
Chairman

MINUTES OF

AUDIT COMMITTEE MEETING No. 68

PARTICIPATING MEMBERS:	Mr Domingo Jorge Messuti, Enrique Garrido and Esteban Gabriel Macek

SECRETARY:	Mr Ricardo Luttini

EXTERNAL ADVISOR:	Mr Carlos Fernández Funes

DATE OF MEETING:	March 11, 2009

RELEVANT PART:

OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

Mr. Messuti states that the Board of Directors of the Company, at its meeting No. 246 held last March 6, decided to request that the Audit Committee, in accordance with sections 13 and 15, subsections a) and e) of Decree 677/01 and Section 10A of the U.S. Exchange Act, issue an opinion on the proposals that the Board of Directors intends to submit before the Annual General Ordinary Shareholders Meeting, with respect to the following matters:

a)	The proposal to allocate to the Board of Directors that served during fiscal year 2008 the aggregate compensation of Three million five hundred Pesos (P$3,500,000), to be distributed as decided by the Shareholders Meeting or the Board of Directors on delegation of such authority by the Shareholders. Such amount represents 1.44% of the “computable earnings” calculated according to section 2 and 3 of Chapter III of the Rules of the Comision Nacional de Valores. It also proposes that the Shareholders Meeting should authorize the Board to make advances of up to Four million Pesos (P$ 4,000,000.-) to those directors who shall render services during fiscal year 2009, authorizing the Board to increase such amount in an event of inflation, always contingent upon the decision of the Shareholders’ Meeting.

b)	The proposal to pay to Price Waterhouse & Co. S.R.L., for its services as External Auditors of Telecom Argentina financial statements for fiscal year 2008, the amount of P$ 3,136,500.- without VAT, of which P$ 1,681,500.- are assigned to fees for audit services related to certification under Section 404 of Sarbanes Oxley Act.

c)	The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors to the financial statements for the fiscal year ending on December 31, 2009, where Alejandro Frechou would act as regular certifying accountant and Carlos Néstor Martínez as alternate.

Mr. Messuti adds that the Board of Directors has also requested the Audit Committee to estimate the amount to be submitted for Shareholders’ approval as the budget for the operation of the Audit Committee during fiscal year 2009.

1)	Opinion on the Proposal of Fees Payable to the Board of Directors for Fiscal Year 2008 and Advances to those serving during Fiscal Year 2009

The Board of Directors intends to propose that the Shareholders Meeting should assign the directors acting during fiscal year 2008, an aggregate remuneration of Three million and five hundred thousand pesos (P$ 3,500,000.-), to be distributed as the Board of Directors may determine.

It would also be proposed that the Shareholders Meeting should authorize the Board to make advances of up to Four million Pesos ($ 4,000,000.-) to those directors who shall render services during the fiscal year ending December 31, 2009, authorizing the Board to increase such amount in the event of inflation, always contingent upon the decision of the Shareholders’ Meeting which shall review the documents for such fiscal year.

According to section 15 subsection e) of Decree No. 677/01, the Audit Committee shall issue an opinion on the reasonability of this proposal. In order to evaluate such proposal, the members of the Committee have considered the following:

a)	the roles, responsibilities and dedication of those directors to be remunerated for their services;

b)	that a survey was conducted on the Autopista de Información Financiera of the Comision Nacional de Valores in relation to remunerations paid to directors of other companies similar to Telecom Argentina during the last fiscal year reported by such companies. From such survey it arises that the fees proposed for Telecom Argentina directors would not be above the average amount paid by the mentioned organizations;

c)	the applicability of a report prepared in recent years by a specialized firm on remunerations paid to independent directors of other locally and internationally listed Argentine corporations, as is the case with Telecom Argentina.

d)	the consistency of the present proposals with those proposals submitted in the previous fiscal years.

Based on the above, it arises that the remuneration proposed by the Board of Directors for directors acting during fiscal year 2008 seems “adequate” under the terms of the section 2, subsection d) of Chapter III of the Rules of the Comisión Nacional de Valores, taking into account the responsibilities, representation, technical tasks, dedication, competence and professional reputation of directors and the market value of their services, and it does not infringe any legal, regulatory or statutory provision applicable to the Company.

We also consider reasonable, according to market practices, the proposal to authorize the Board of Directors to make advance payments to those directors acting during fiscal year 2009 for up to Four million Pesos (P$4,000,000) and to increase such amount in the event of inflation, contingent upon the decision of the Shareholders Meeting that reviews the documents for such fiscal year.

2)	Fees of Independent Auditors for Fiscal Year 2008

The Board of Directors has requested our opinion on the proposal to be submitted to the shareholders on the remuneration to be paid to Price Waterhouse & Co. S.R.L., Independent Auditors for fiscal year 2008 in accordance to the resolution of the Shareholders Meeting of April 29, 2008, for their auditing services to Telecom Argentina during the mentioned fiscal year. The proposal to be submitted at the Shareholders Meeting provides for the payment of Three million one hundred and thirty-six thousand five hundred Pesos (P$ 3,136,500.-) without VAT, of which One million six hundred and eighty-one thousand five hundred Pesos (P$1,681,500) relate to fees for the audit activities performed in connection with the certification of Section 404 of the Sarbanes Oxley Act.

The Audit Committee, considering that the fees proposed for the audit of the Financial Statements for fiscal year 2008 are proportional to the importance, magnitude and quality of the tasks performed by the Independent Auditors, and that the proposed fees are within the range of fees approved by other listed companies similar to Telecom Argentina, concludes that the sum of One million four hundred and fifty-five thousand Pesos (P$1,455,000) that the Board of Directors would propose to Shareholders is deemed reasonable.

Accordingly, taking into account the task complexity and the specialization required to perform the audit in respect of the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee concludes that the amount of One million six hundred and eighty-one thousand five hundred Pesos (P$1,681,500) that the Board of Directors would propose to the Shareholders Meeting as remuneration for the audit tasks performed is deemed reasonable.

3)	Opinion on the Proposal to Appoint the Independent Auditors for Fiscal Year 2009

The Board of Directors will propose to the Annual Ordinary Shareholders Meeting the designation of the Accounting Firm Price Waterhouse & Co. S.R.L. (“Price”) as Auditors to the Financial Statements for fiscal year 2009, where Alejandro Frechou will act as regular certifying Accountant and Carlos Néstor Martínez will act as alternate.

The Audit Committee discusses the firm’s background and its performance in recent fiscal years and resolves unanimously to pass to the Board of Directors a favorable opinion of its proposal to designate

Price as Independent Auditors for fiscal year 2009. In this regard, it must be noted that the reasons that support this opinion are the same as those stated in the reports issued in previous fiscal years, namely:

•

That Price is one of the most renowned and prestigious accounting firms, both locally and internationally, that has performed and continues to perform external audit functions in some of the largest companies and corporations, so it has a vast experience in the field.

•

That, except for fiscal years 2001 and 2002, Price has acted as Independent Auditors to the financial statements of Telecom Argentina since its creation (in some fiscal years as joint-auditor) without receiving any objection from regulators or shareholders. That during fiscal years 2004, 2005, 2006, 2007 and 2008, Price acted exclusively as the Independent Auditor, performing its activities in a satisfactory manner and with due independence as stated in the annual reports submitted by this Committee to the Board of Directors of the Company.

•

That the professional solvency of Price partners and working group performing external audit tasks in Telecom Argentina and the knowledge they have acquired on the Company, its accounts and internal controls, make it advisable that Price should continue acting as Independent Auditor since the accumulated experience, the proven independence and efficiency with which they have performed their functions, constitute a material support for their performance in the new fiscal year.

4)	Budget to be Assigned to the Operation of the Audit Committee for Fiscal Year 2009.

The Board of Directors has requested the Audit Committee to estimate the amount to be submitted for Shareholders’ approval as the budget for the operation of the Audit Committee during fiscal year 2009.

Continuing with discussions begun at previous meetings concerning its budget, the Audit Committee, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, and the hiring of services related to the effective performance of its tasks and responsibilities, resolves to request that the Shareholders Meeting approve an operative budget of Seven hundred and fifty thousand Pesos (P$750,000) for fiscal year 2009.

Domingo Jorge Messuti

Audit Committee

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 2, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors